UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: February 28, 2019

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road

Oakville, Ontario, L6J 2X1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The exhibits to this Report on Form 6-K are hereby incorporated by reference into the following Registration Statements of Algonquin Power & Utilities Corp. (the “Company”):  (i) Exhibits 99.1 and 99.2 are incorporated into Forms S-8, File Nos. 333-177418, 333-213648, 333-213650 and 333-218810, and Forms F-3, File Nos. 333-220059 and 333-227246 and (ii) Exhibit 99.1 is incorporated by reference into Forms F-10, File Nos. 333-216616 and 333-227245, and the Company’s Registration Statements on Form 8-A.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	2019 AQN Advance Notice By-Law (By-Law 5)
99.2	2019 AQN Stock Option Plan
99.3	2019 AQN Code of Business Conduct and Ethics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)
Date: February 28, 2019
By: /s/ “David Bronicheski”
Name: David Bronicheski
Title: Chief Financial Officer